                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              HOMEGROCER.COM, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   43740K100
                                 (CUSIP Number)


           ROBERT H. SWAN, CHIEF FINANCIAL OFFICER, WEBVAN GROUP, INC.
                               310 LAKESIDE DRIVE
                          FOSTER CITY, CALIFORNIA 94404
                                 (650) 524-2200
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 25, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                           -----------------
CUSIP NO. 43740K100                                            PAGE 2 OF 7 PAGES
--------------------                                           -----------------
------ -------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       WEBVAN GROUP, INC.
------ -------------------------------------------------------------------------

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) [ ]
                                                                         (B) [ ]
       N/A
------ -------------------------------------------------------------------------
    3  SEC USE ONLY

------ -------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

       00
------ -------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS                                                 2(d) OR 2(e) [ ]

       N/A
------ -------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

       STATE OF DELAWARE
--------------------- ------ ---------------------------------------------------
                          7  SOLE VOTING POWER
                             N/A
     NUMBER OF        ------ ---------------------------------------------------
       SHARES             8  SHARED VOTING POWER
    BENEFICIALLY             70,555,428
      OWNED BY        ------ ---------------------------------------------------
        EACH              9  SOLE DISPOSITIVE POWER
     REPORTING               N/A
       PERSON         ------ ---------------------------------------------------
        WITH             10  SHARED DISPOSITIVE POWER
                             N/A
--------------------- ------ --------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       70,555,428
------ -------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
------ -------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       55.0%
------ -------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       CO
------ -------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D

--------------------                                           -----------------
CUSIP NO. 43740K100                                            PAGE 3 OF 7 PAGES
--------------------                                           -----------------

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Webvan Group, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.         SECURITY AND ISSUER.

                This statement on Schedule 13D relates to the Common Stock of HomeGrocer.com, Inc., a Washington corporation ("HomeGrocer" or "Issuer"). The principal executive offices of HomeGrocer are located at 10230 NE Points Drive, Kirkland, Washington 98033.

ITEM 2.         IDENTITY AND BACKGROUND.

                The name of the corporation filing this statement is Webvan Group, Inc., a Delaware corporation ("Webvan"). Webvan's principal business is the sale and delivery of consumer products ordered through the Internet. The address of the principal executive offices of Webvan is 310 Lakeside Drive, Foster City, California 94404. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Webvan's directors and executive officers, as of the date hereof.

                Neither Webvan, nor to Webvan's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                Pursuant to an Agreement and Plan of Reorganization dated June 25, 2000, (the "Reorganization Agreement"), among Webvan, Robin Merger Corporation, a Washington corporation and wholly-owned subsidiary of Webvan ("Merger Sub") and HomeGrocer, and subject to the conditions set forth therein (including approval by stockholders of HomeGrocer), Merger Sub will merge with and into HomeGrocer and HomeGrocer will become a wholly-owned subsidiary of Webvan (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into HomeGrocer with HomeGrocer remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of HomeGrocer Common Stock, other than shares owned by Merger Sub, Webvan or any wholly-owned subsidiary of Webvan, will be converted into the right to receive 1.07605 shares (the "Exchange Ratio") of Webvan Common Stock, and each outstanding option to purchase HomeGrocer Common Stock under HomeGrocer's stock option plans (each, a "HomeGrocer Common Stock

                                  SCHEDULE 13D

--------------------                                           -----------------
CUSIP NO. 43740K100                                            PAGE 4 OF 7 PAGES
--------------------                                           -----------------


                Option") will be assumed by Webvan (each, an "Assumed Option") and will become an option to purchase that number of shares of Webvan Common Stock as is equal (subject to rounding) to the number of shares of HomeGrocer Common Stock that was subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of HomeGrocer Common Stock at which such HomeGrocer Common Stock Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Reorganization Agreement included as Exhibit 1 to this
                Schedule 13D and incorporated herein in its entirety by reference.

ITEM 4.         PURPOSE OF TRANSACTION.

                (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Webvan, with and into HomeGrocer in a statutory merger pursuant to the Washington Business Corporations Act. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and HomeGrocer will continue as the Surviving Corporation and as a wholly-owned subsidiary of Webvan. Holders of outstanding HomeGrocer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them, 1.07605 shares of Webvan Common Stock. Webvan will assume the outstanding options issued under HomeGrocer stock option plans.

                As an inducement to Webvan to enter into the Reorganization Agreement, each stockholder who is a party to a Voting Agreement, dated as of June 25, 2000 (collectively, the "Voting Agreements"), among the parties thereto (collectively, the "Voting Agreement Stockholders") and Webvan, has, by executing a Voting Agreement, irrevocably appointed Webvan as his, hers or its lawful attorney and proxy. Such proxies, collectively, give Webvan the limited right to vote each of 70,555,428 shares of HomeGrocer Common Stock beneficially and collectively owned by the Voting Agreement Stockholders in all matters related to the Merger. The shared voting power with certain shareholders of Issuer relates to the same 70,555,428 shares of Issuer Common Stock (the "Shares"). The Voting Agreement Stockholders and the number of shares beneficially owned by each of them and subject to the Voting Agreements is set forth in Schedule B hereto which is hereby incorporated by this reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

                In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Stockholders, Webvan will be limited, at every HomeGrocer stockholders

                                  SCHEDULE 13D

--------------------                                           -----------------
CUSIP NO. 43740K100                                            PAGE 5 OF 7 PAGES
--------------------                                           -----------------


                meeting and every written consent in lieu of such meeting to vote the shares in favor of approval of the Merger and the Reorganization Agreement and against alternative acquisition proposals. The Voting Agreement Stockholders may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) the date of termination of the Reorganization Agreement and (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement.

                (c) Not applicable.

                (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of HomeGrocer. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

                (e) Other than as a result of the Merger described in Item 3 above, not applicable.

                (f) Not applicable.

                (g) Upon consummation of the Merger, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by Washington Law and such Articles of Incorporation; provided, however, that the Articles of Incorporation of the Surviving Corporation shall be amended so that the name of the corporation is HomeGrocer.com, Inc. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

                (h) - (i) If the Merger is consummated as planned, the HomeGrocer Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

                (j) Other than described above, Webvan currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Webvan reserves the right to develop such plans).

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

                                  SCHEDULE 13D

--------------------                                           -----------------
CUSIP NO. 43740K100                                            PAGE 6 OF 7 PAGES
--------------------                                           -----------------


                (a) - (b) As a result of the Voting Agreements, Webvan may be deemed to be the beneficial owner of at least 70,555,428 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 55.0% of the issued and outstanding shares of Issuer Common Stock.

                Webvan has shared power to vote all of the Shares for the limited purposes described above. Webvan does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Other than the Reorganization Agreement and Voting Agreements, to the best knowledge of Webvan, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of HomeGrocer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

                The following documents are filed as exhibits:

                1. Agreement and Plan of Reorganization, dated June 25, 2000, by and among Webvan Group, Inc., a Delaware corporation, Robin Merger Corporation, a Washington corporation and wholly-owned subsidiary of Webvan Group, Inc., and HomeGrocer.com, Inc., a Washington corporation.

                2. Form of Voting Agreement, dated June 25, 2000, by and among Webvan Group, Inc., a Delaware corporation, and certain stockholders of HomeGrocer.com, Inc., a Washington corporation.

                                  SCHEDULE 13D

--------------------                                           -----------------
CUSIP NO. 43740K100                                            PAGE 7 OF 7 PAGES
--------------------                                           -----------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 5, 2000

                                             WEBVAN GROUP, INC.


                                             By: /s/ Robert H. Swan
                                                --------------------------------

                                   Schedule A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               WEBVAN GROUP, INC.

                                                     Present Principal Occupation Including
Name and Title                                       Name of Employer
--------------                                       --------------------------------------
Louis H. Borders                                     Webvan Group, Inc.
Chairman of the Board of Directors

George T. Shaheen                                    Webvan Group, Inc.
President and Chief Executive Officer

Robert H. Swan                                       Webvan Group, Inc.
Chief Financial Officer

Arvind Peter Relan                                   Webvan Group, Inc.
Senior Vice President, Platform Group

Mark X. Zaleski                                      Webvan Group, Inc.
Senior Vice President, Area Operations

F. Terry Bean                                        Webvan Group, Inc.
Senior Vice President, Human Resources

David M. Beirne                                      Benchmark Capital
Director                                             2480 Sand Hill Road
                                                     Menlo Park, CA 94025

Christos M. Cotsakos                                 Chairman, President and Chief Executive Officer
Director                                             E*TRADE Group, Inc.
                                                     4500 Bohannon Drive
                                                     Menlo Park, CA 94025

Tim Koogle                                           Chairman and Chief Executive Officer
Director                                             Yahoo!, Inc.
                                                     3420 Central Expressway
                                                     Santa Clara, CA 95051

Michael J. Moritz                                    Sequoia Capital
Director                                             3000 Sand Hill Road, Building 4, Suite 280
                                                     Menlo Park, CA 94025

                                   Schedule B


                                                     Shares Subject to
Stockholder                                          Voting Agreement
-----------                                          -----------------
Amazon.com, Inc.                                         24,354,520
1200 12th Avenue S., Suite 1200
Seattle, WA 98144

Kleiner Perkins Caufield & Byers (1)                     12,222,682
2750 Sand Hill Road
Menlo Park, CA 94025

Hummer Winblad Venture Partners (2)                      12,047,053
2 South Park, 2nd Floor
San Francisco, CA 94107

J. Terrence Drayton (3)                                   5,490,841

Mary Alice Taylor (4)                                     5,284,021

The Barksdale Group, L.L.C. (5)                           4,955,689
2730 Sand Hill Road, Suite 100
Menlo Park, CA 94043

Charles K. Barbo (6)                                      1,728,288
1155 Valley Street, Suite 400
Seattle, WA 98109

Madrona Investment Group, LLC (7)                         1,659,394
1000 Second Avenue, Suite 3700
Seattle, WA 98104

Ken Deering                                                 983,525

Jonathan D. Lazarus (8)                                     775,639
One Mercer Plaza 2835 82nd Ave., S.E.
Suite 310
Mercer Island, WA 98040

Daniel R. Lee                                             1,053,776

NOTE: The foregoing does not constitute an admission by any of the stockholders in the preceding table that shares owned by the entities and individuals named in the notes below are beneficially owned by the stockholders named in such table for purposes of Section 13(d) of the Act or for any other purpose.

-----------------

(1) Includes shares held by Kleiner Perkins Caufield & Byers VIII, L.P., KPCB VIII Founders Fund, L.P. and KPCB Information Sciences Zaibatsu Fund II, L.P.

(2) Includes shares held by Hummer Winblad Venture Partners III, L.P., Hummer Winblad Venture Partners IV, L.P. and Hummer Winblad Technology Fund III, L.P.

(3) Includes shares held by J. Terrence Drayton, Terran Ventures, Inc. and Investment King.

(4) Includes shares held by Mary Alice Taylor, Mary Alice Taylor 1999 5-Year GRAT, Taylor Family 1999 Trust, Emery DeWitt Wooten 1999 5-Year GRAT and GMME Partnership, L.P.

(5) Includes shares held by The Barksdale Group, L.L.C., Peter LS Currie (a principal and officer of The Barksdale Group, LLC), James L. Barksdale, Pickwick Group, L.P. and Barksdale Investments, L.L.C.

(6) Includes shares held by C&LB Family Limited Partnership, Charles K. Barbo, and Charles K. and Linda K. Barbo.

(7) Includes 300,000 shares issuable upon exercise of warrants held by Madrona Investment Group, LLC and 862,068 shares held by Madrona Holdings I, L.L.C. for the benefit of Madrona Venture Fund I-A, L.P., Madrona Venture Fund I-B, L.P. and Madrona Managing Director Fund, L.L.C.

(8) Includes shares held by Lazarus Family Investments LLC, Lazarus Family Investments III, LLC and Lazarus Family Investments II, LLC.

                                 EXHIBIT INDEX


1.      Agreement and Plan of Reorganization, dated June 25, 2000, by and among
        Webvan Group, Inc., a Delaware corporation, Robin Merger Corporation, a
        Washington corporation and wholly-owned subsidiary of Webvan Group, Inc., and HomeGrocer.com, Inc., a Washington corporation.

2.      Form of Voting Agreement, dated June 25, 2000, by and among Webvan
        Group, Inc., a Delaware corporation, and certain stockholders of HomeGrocer.com, Inc., a Washington corporation.